Exhibit 99.185

MATERIAL CHANGE REPORT

1.             Name and Address of Reporting Issuer:

Canetic Resources Trust

1900, 255 – 5th Avenue S.W.

Calgary, Alberta

T2P 3G6

2.             Date of Material Change:

January 5, 2006

3.             News Release:

A press release disclosing the details discussed in this Material Change Report was jointly issued by Acclaim Energy Trust (“Acclaim”), StarPoint Energy Trust (“StarPoint”), Canetic Resources Trust (“Canetic”) and TriStar Oil & Gas Ltd. (“TriStar”) on January 5, 2006, a copy of which is attached hereto as Schedule “A”, and disseminated through the facilities of a recognized news wire service.

4.             Summary of Material Change:

On January 5, 2006, Acclaim, StarPoint, Canetic and TriStar jointly announced the completion of the Plan of Arrangement resulting in the creation of Canetic and TriStar.

5.             Full Description of Material Change:

Acclaim, StarPoint, Canetic and TriStar jointly announced the successful completion of the plan of arrangement resulting in the creation of Canetic and TriStar.

The Canetic trust units, the TriStar common shares and the TriStar warrants commenced trading on the Toronto Stock Exchange (“TSX”) at the open of trading on Monday, January 9, 2006. The Acclaim and StarPoint debentures also commenced trading on the TSX at the open of trading on Monday, January 9, 2006 under the symbols “CNE.DB.A”, “CNE.DB.B”, “CNE.DB.C” and “CNE.DB.D”, respectively. The Acclaim and StarPoint trust units were delisted from the TSX at close of trading on Friday, January 6, 2006. The total number of outstanding Canetic trust units is approximately 200 million and the total number of TriStar common shares and arrangement warrants is approximately 22 million and 4.1 million, respectively.

As previously announced, Canetic’s distribution policy will initially be set at C$0.23 per trust unit per month beginning with the January 31, 2006 record date. The ex-distribution date will be January 27, 2006 and the payment date will be February 15, 2006. This distribution increase represents an 18 percent increase to former Acclaim unitholders and a 5 percent increase to former StarPoint unitholders.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.            Omitted Information:

Not applicable.

8.             Executive Officer:

The name and business numbers of the executive officer of the Corporation who is knowledgeable of the material change and this report is:

David J. Broshko, Vice President, Finance and Chief Financial Officer

Telephone:	(403) 539-6300
Facsimile:	(403) 539-6499

9.             Date of Report:

This report is dated January 13, 2005.

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SCHEDULE “A”

Exhibit 99.185

NEWS RELEASE	JANUARY 5, 2006

ACCLAIM ENERGY TRUST, STARPOINT ENERGY TRUST, CANETIC

RESOURCES TRUST AND TRISTAR OIL & GAS LTD.

ANNOUNCE COMPLETION OF ARRANGEMENT

CALGARY, ALBERTA (TSX: AE.UN; SPN.UN; CNE.UN, TOG) – Acclaim Energy Trust (“Acclaim”), StarPoint Energy Trust (“StarPoint”), Canetic Resources Trust (“Canetic”) and TriStar Oil & Gas Ltd. (“TriStar”) are pleased to jointly announce the successful completion of the plan of arrangement that has resulted in the creation of Canetic and TriStar.

The Canetic trust units (CNE.UN), the TriStar common shares (TOG) and the TriStar warrants (TOG.W) will commence trading on the Toronto Stock Exchange (“TSX”) at the open of trading on Monday, January 9, 2006. The Acclaim and StarPoint debentures will also commence trading on the TSX at the open of trading on Monday, January 9, 2006 under the symbols “CNE.DB.A”, “CNE.DB.B”, “CNE.DB.C” and “CNE.DB.D”, respectively. The Acclaim and StarPoint trust units will be delisted from the TSX at close of trading on Friday, January 6, 2006.

The total number of outstanding Canetic trust units is approximately 200 million and the total number of TriStar common shares and arrangement warrants is approximately 22 million and 4.1 million, respectively.

As previously announced, Canetic’s distribution policy will initially be set at C$0.23 per trust unit per month beginning with the January 31, 2006 record date. The ex-distribution date will be January 27, 2006 and the payment date will be February 15, 2006. This distribution increase represents an 18 percent increase to former Acclaim unitholders and a 5 percent increase to former StarPoint unitholders.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canetic Resources Trust:	TriStar Oil & Gas Ltd.
J. Paul Charron	Brett Herman
President and Chief Executive Officer	President and Chief Executive Officer
(403) 539-6300	(403) 268-7802

Or:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

info@canetictrust.com

www.canetictrust.com (available following Jan 9)

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust and TriStar Oil & Gas Ltd. and the transactions contemplated in this news release including management’s assessment of future plans and operations, completion of the merger and formation of Canetic Resources Trust, reserve and production estimates, drilling inventory, and Canetic’s initial distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals.. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s and/or StarPoint’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www. acclaimtrust. com) or StarPoint’s website (www. spnenergy. com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic Resources Trust or TriStar Oil & Gas Ltd. undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

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